August 19, 2010
United States Securities
and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549-7010
Attn: Ms. Kate Tillan, Assistant Chief Accountant

Re:	Vicor Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 0-51475
Dear Ms. Tillan:
     On behalf of Vicor Technologies, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated August 10, 2010, regarding the above-referenced 10-K and 10-Q filings. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Note 4. Current Debt, page F-17
1.	We note your response to prior comment 4. Please tell us how you considered FASB ASC 470-50-40-2, which states that the difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.

As noted in our previous responses Vicor believes it has complied with this requirement because the amounts were clearly identified and stated in the notes to the consolidated financial statements.

Although your comment above does not specifically refer to the consolidated statement of operations, we will insert a separate line therein captioned “Loss from extinguishment of debt” and modify the amount reported as “Interest expense” to reflect the reclassification of amounts between these captions.

Ms. Kate Tillan
August 19, 2010

2.	Your response to prior comment 12 in our June 22, 2010 comment letter stated that the induced conversions related to the 15% and 10% promissory notes and that you induced the conversion of these notes through the issuance of common stock. Your response to prior comment 5 from our July 20, 2010 letter only discussed the preferred stock issued for the 2004 notes and the 12% convertible notes. Please explain to us how you accounted for the transactions with the 15% and 10% promissory notes and why.

Please note that the reference to prior comment 5 appears to be in error. We believe the reference should be to prior comment 6 and have answered accordingly.

Our response to prior comment 6 covered the 2004 Notes and 12% Convertible Promissory Notes because no warrants or preferred stock were issued in the induced conversions of the 15% Promissory Notes or the 10% Promissory Note. Neither the 15% Promissory Notes nor the 10% Promissory Note were convertible debt, and the issuance of common stock by Vicor in exchange for the debt was solely an inducement for the noteholders to tender the debt.

Our response to comment 12 of the Staff’s June 22, 2010 comment letter included the following:
Certain holders of the 15% promissory notes sold the notes to third parties in 2008 and 2009, and the Company induced conversions of $100,000 and $300,000 of these notes in 2008 and 2009, respectively, by issuing shares of its common stock. The stock was valued on the date of the transaction, the debt for each note was extinguished and the difference was recorded as interest expense in the statement of operations and separately identified as such in the notes to the financial statements.

In 2009 the holder of the 10% promissory note sold it to an investor. The Company induced conversion of the note by issuing shares of its common stock to the investor. The stock was valued on the date of the transaction, the debt for the note was extinguished and the difference was recorded as interest expense in the statement of operations and was separately identified as such in the notes to the financial statements.
We are not sure we understand the “why” question above. The purpose of the transaction was to extinguish the debt through settlement in shares of Vicor common stock. The purpose of the accounting described above was to follow the requirements of ASC 470-50-40-2.

3.	Further, your response to prior comment 12 from our June 22, 2010 letter stated that you accounted for the extinguishment of the 2004 notes and the 12% promissory notes in accordance with ASC 470-50-40 wherein the holders of the 2004 notes and 12% promissory notes received shares of Series B Junior convertible preferred stock for the conversion of the notes. You told us that you valued the Series B Junior convertible preferred stock for each extinguishment on the date of extinguishment and compared the value of the new securities to the value of the old notes. In response to prior comment 6 from our July 20, 2010 letter you state that the extin guishment also included warrants. Please tell us how you valued and accounted for the warrants and why.

The warrants were included as a unit with the Series B Junior convertible preferred stock. We believe our response to prior comment 6 in your July 20, 2010 letter addressed how the warrants were valued as follows: “The beneficial conversion feature embedded in the Series B Junior Convertible Preferred

Ms. Kate Tillan
August 19, 2010

Stock and the warrants were valued at time of issuance using the Black-Scholes-Merton options pricing method with the following assumptions: risk-free interest rates ranging from 2.94% to 3.90%, expected life of 5 years, expected volatility ranging from 42% to 138% and dividend yield of zero. (The beneficial conversion feature embedded in the Series B Junior Convertible Preferred Stock and warrants are accounted for as derivative liabilities as they contain certain “down round” pricing protection.)” (for the 2004 Notes); and “The beneficial conversion feature embedded in the Series B Junior Convertible Preferred Stock and warrants were valued at time of issuance using the Black-Scholes-Merton options pricing method with the following assumptions: risk-free interest rates ranging from 2.94% to 4.29%, expected life of 5 years, expected volatility ranging from 42% to 138% and dividend yield of zero. (The beneficial conversion feature embedded in the Series B Junior Convertible Preferred Stock and warrants are accounted for as derivative liabilities as they contain certain “down round” pricing protection.)” (for the 12% Convertible Promissory Notes).

The entry to account for the preferred stock and warrants was to record a liability, “derivative financial instruments payable in shares of common stock”, with the offset being recorded as a derivative discount charged to additional paid-in capital in the equity section. This accounting conforms to the requirements of ASC topic 815.
Note 5,- Long-Term Debt, page F-18
4.	Further to your response to prior comment 7, please provide us with your analysis in determining that you have sufficient authorized and unissued shares as of December 31, 2009. Refer to FASB ASC 815-40-25-19 through 25-24.

Please see the following analysis:
Fair market value of common stock at 12/31/09	$0.60

Shares outstanding:
Common stock	41,816,959
Preferred stock convertible into common stock:
Series A preferred stock, one share of common stock for each share of preferred stock	157,592
Series B preferred stock at the rate of $0.80 per preferred share	6,512,626
Warrants exercisable into common stock	12,423,342
Options exercisable into common stock	2,690,000
Shares to be issued upon conversion of:
8% Convertible Notes	2,437,254
8% Subordinated Convertible Notes	1,881,465

Total common shares required	67,919,238

Ms. Kate Tillan
August 19, 2010

Note 6 — Preferred Stock, page F-19
5.	Your response to prior comment 10 states that you will include the liquidation preference amounts in the notes to your financial statements. Under FASB ASC 505-10-50-4, if the preference in involuntary liquidation is considerably in excess of the par or stated value, then you should disclose the preference in the equity section of your balance sheet in the aggregate. Please revise or advise.
We will revise the equity section to include the following descriptive captions:

Preferred stock, $.0001 par value; 10,000,000 shares authorized:
Series A Convertible Cumulative, 157,592 shares issued and outstanding at December 31, 2009 and June 30, 2010, respectively; preference in liquidation of $751,000 and $786,000 at December 31, 2009 and June 30, 2010, respectively

Series B Voting Junior Convertible Cumulative, 5,210,101 shares issued and outstanding at December 31, 2009 and June 30, 2010, respectively; preference in liquidation of $5,386,000 and $5,594,000 at December 31, 2009 and June 30, 2010, respectively

Note 9. Fair Value of Financial Instruments, page F-23
6.	We note in your proposed disclosure in response to prior comment 12, you continued to combine the disclosures for the preferred stock and debt. Since you are required by FASB ASC 820-10-50-2 and paragraph 320-10-50-1B to separately reflect the value of each major security type within your derivative liabilities, please separate your disclosure related to the preferred stock conversion feature and the convertible notes conversion feature.
Our interpretation of the major security types was that these were limited to (i) warrants exercisable for shares of common stock and (ii) securities, both debt and equity, convertible into shares of common stock.

See the response to comment 7 for changes in the categorization of certain transactions shown in the rollforward.

We will revise the disclosure to provide three columns as requested. Following is the revised December 31, 2009 presentation:

Ms. Kate Tillan
August 19, 2010

Balance, January 1, 2009	$1,905,000	$1,664,000	$—	$3,569,000
Included in earnings:
Realized loss (gain)	—	—	—	—
Unrealized loss (gain)	133,000	161,000	—	294,000
Purchases, sales and other	—	—	—	—
Settlements and issuances — net	174,000	193,000	—	367,000
Net transfers in and/or out of Level 3	—	—	—	—

Balance, March 31, 2009	2,212,000	2,018,000	—	4,230,000
Included in earnings:				—
Realized loss (gain)	—	—	(36,000)	(36,000)
Unrealized loss (gain)	78,000	28,000	18,000	124,000
Purchases, sales and other	—	—	—	—
Settlements and issuances — net	33,000	36,000	779,000	848,000
Net transfers in and/or out of Level 3	—	—	—	—

Balance, June 30, 2009	2,323,000	2,082,000	761,000	5,166,000
Included in earnings:
Realized loss (gain)	—	—	(972,000)	(972,000)
Unrealized loss (gain)	762,000	712,000	(21,000)	1,453,000
Purchases, sales and other	—	—	—	—
Settlements and issuances — net	6,000	4,000	1,120,000	1,130,000
Net transfers in and/or out of Level 3	—	—	—	—

Balance, September 30, 2009	3,091,000	2,798,000	888,000	6,777,000
Included in earnings:
Realized loss (gain)	—	—	(37,000)	(37,000)
Unrealized loss (gain)	(1,172,000)	(1,059,000)	(715,000)	(2,946,000)
Purchases, sales and other	—	—	—	—
Settlements and issuances — net	(48,000)	(41,000)	709,000	620,000
Net transfers in and/or out of Level 3	—	—	—	—

Balance, December 31, 2009	$1,871,000	$1,698,000	$845,000	$4,414,000

Ms. Kate Tillan
August 19, 2010

7.	In your July 7, 2010 response letter related to prior comment 24, you told us that the line item “Included in earnings — realized” represents gains and losses resulting from conversion of financial instruments into common stock or the exercise of warrants. Please explain in further detail the nature of the line item and how that line item is different from the line item of “Purchases, sales and other” which also includes conversion of financial instruments into common stock or the exercise of warrants.
When Vicor receives proceeds from the issuance of preferred stock and warrants and of convertible securities, the fair value of the embedded derivative feature was reported as “purchases, sales and other”. However, in considering the Staff’s comments and the nature of Vicor’s derivative financial instruments, we recognize that we are the issuer of the instrument and that “Settlements and issuances — net” is the more appropriate reporting category. Accordingly, we have revised the table in our response to comment 6 and will revise the rollforwards included in our 2009 Form 10-K and our Form 10-Q for the quarter ended March 31, 2010.

When the holder of a security converts it into common stock or exercises a related warrant, Vicor first calculates the fair value of the embedded derivative feature at the date of conversion or exercise. This amount is compared to the most recent mark-to-market value, with the difference being reported as a realized gain (decrease in derivative liability) or loss (increase in derivative liability).

The remaining outstanding securities in the tranche are then marked to market, with the resulting gain or loss being reported as an unrealized gain (decrease in derivative liability) or unrealized loss (increase in derivative liability). This process adjusts the derivative liability based on the actual remaining securities outstanding.
8.	Further to your response to prior comment 13, we note that there were no conversions in 2009. Please tell us why the amounts reflected for “Purchases, sales and other” are negative if these amounts only reflect changes due to the addition of the fair values of derivative financial instruments related to debt and equity instruments sold to investors. If these amounts represent settlements, please explain the nature of the settlements and where any revaluation gains or losses are reflected. Refer to FASB ASC 820-10-50-2(c).
The rollforward reports the activity in a liability account, the normal balance of which is a credit. The negative amounts were intended to show increases in the liability’s credit balance, i.e., increases in the liability. Because of the possibility that the rollforward schedule as prepared might be confusing, we have revised the format of the rollforward as shown in the response to comment 6 of this letter.

No amounts in the rollforward represent settlements.
Form 10-Q for the Quarterly Period Ended March 31, 2010
9.	Please amend your Form 10-Q, as applicable, to incorporate changes to your disclosures that you are making to your Form 10-K as a result of our comments.

Ms. Kate Tillan
August 19, 2010

We will modify the disclosures as requested by the Staff.
Revenue Recognition, page 11
10.	We have considered your response to our prior comment 15 in our letter of July 20, 2010, your prior response to comment 28 in our letter of June 22, 2010, and your disclosures on page 20 of your Form 10-Q. For the sales to your distributors, please further clarify for us the exact payment terms of each sale, the date(s) of the sale, the number of units sold and the unpaid balance as of March 31, 2010.
There was a single sale of $67,800 for 25 demonstration units to a distributor on March 17, 2010. The sales terms are net 30 days, and the unpaid balance at March 31, 2010 was $67,800.
11.	Please tell us how you considered and evaluated each of the factors under guidance of FASB ASC 985-605-25-36 to conclude the fixed and determinable fee and collectability criteria for revenue recognition were met.
At March 31, 2010 Vicor had entered into a single distribution agreement, which is not a reseller agreement within the scope of ASC 985-605-25-36. Vicor’s initial sale to the distributor consisted of units to be used by the distributor or its sales representatives as demonstration equipment in selling to prospective customers (physicians, hospitals, etc.). The initial sale was at a fixed price for the equipment with no right of return. There are no situations where the distributor acquires the equipment for resale.

Sales to physicians and other health care providers made through the initial distributor, as well as future distributors, are evidenced by signed purchase orders or invoices from the ultimate customer that are sent to Vicor’s corporate office. Vicor processes the order and invoices the customer directly. Shipments are made directly to the customer and the distributor receives a sales commission. The Company receives payment directly from the customer. If a physician receives extended payment terms, the Company defers revenue recognition until customer acceptance.
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kate Tillan
August 19, 2010

     We believe the responses provided above fully address the Staff’s comments. If you have any questions, please contact the undersigned at (561) 995-7313.

Sincerely,
/s/ David Fater
David Fater, Chief Executive Officer

cc:	Gary Newberry, Securities and Exchange Commission
Thomas Bohannon, Vicor Technologies, Inc.
Scott Walters, Daszkal Bolton LLP
Sharon Bradley, Daszkal Bolton LLP
Leonard Bloom, Akerman Senterfitt
Laura M. Holm, Akerman Senterfitt